TERRAPIN ENTERPRISES, INC.
17 Carlton Road
Monsey, NY 10952
Telephone: 888-251-3422
Facsimile: (516) 908-5260

June 28, 2006

BY EDGAR AND
FACSIMILE (202) 772-9206

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: John D. Reynolds

Re:	Terrapin Enterprises, Inc.
Registration Statement on Form SB-2 Filed on June 1, 2006, as amended on June  23, 2006 and June 27, 2006
File Number 333-134648

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Terrapin Enterprises, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m. on July 3, 2006, or as soon as practicable thereafter. In connection with such request, the undersigned, being the sole officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 284-1740. Thank you for your attention to this matter.

Very truly yours,

Terrapin Enterprises, Inc.

/s/ Simona Hirsch
Name: Simona Hirsch
Title: President, Chief Executive Officer, and Director
(Principal Executive Officer)

/s/ Jacob Hiller
Jacob Hiller
Secretary and Treasurer
(Principal Financial Officer and Principal Accounting Officer)